

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Michael J. Gilfeather
President and Chief Executive Officer
Orange County Bancorp, Inc.
212 Dolson Avenue
Middletown, NY 10940

> **Re: Orange County Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 28, 2021**
> **CIK No. 0001754226**

Dear Mr. Gilfeather:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Summary

Premier commercial bank in the Lower Hudson Valley region, page 8

2. Please revise this section to better place these discussions in context by including disclosures regarding the market share held by non-community banks in your market area.

Risk Factors

The reduced disclosures and relief from certain other significant disclosure requirements..., page 32

3. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Use of Proceeds, page 39

4. Please indicate whether you intend to use any of the proceeds in order to repay the borrowings described on page 65. If so, please refer to the Instructions to Item 504 of Regulation S-K in order to provide the required disclosures.

Principal and Selling Stockholders, page 124

5. Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by Banc Fund IX LP and Banc Fund VIII LP. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance